40-176



811-06463
Branch 18

PO Box 4333
Houston, TX 77210-4333
11 Greenway Plaza, Suite 100
Houston, TX 77046-1173
713 626 1919

A I M Advisors, Inc.

July 1, 2005




05060937


RECD S.E.C.
JUL 7 2005
1086

VIA CERTIFIED MAIL/RRR

Securities and Exchange Commission
450 Fifth Street
Washington, D.C. 20549

Re: Filing Pursuant to Section 33 of the Investment Company Act of 1940 by A I M Advisors, Inc. (1940 Act Registration No. 801-12313), and A I M International Funds, Inc. (1940 Act Registration No. 811-6463)

MUTUAL

Ladies and Gentlemen:

Pursuant to Section 33 of the Investment Company Act of 1940, we hereby file on behalf of A I M Advisors, Inc., an investment adviser, a copy of **Defendants' Memorandum in Opposition to Plaintiffs' Rule 59(e) Motion to Alter or Amend Judgment (The June 10, 2005 Order)** in *T.K. Parthasarathy, et al. v. T. Rowe Price International Funds, Inc., et al. Case No.05-CV-302 DRH*

Sincerely,

Stephen R. Rimes / CRT

Stephen R. Rimes
Assistant General Counsel

PROCESSED
JUL 26 2005
THOMSON FINANCIAL

Enclosures

cc: Mr. Robert B. Pike, SEC – Fort Worth
Mr. James Perry, SEC – Fort Worth

S:\srr\Litigation\Parthasarathy v. AIM\Correspondence\L-070105SEC.doc
070105 (1) vtt

IN THE UNITED STATES DISTRICT COURT
FOR THE SOUTHERN DISTRICT OF ILLINOIS

T.K. PARTHASARTHY, et al., individually and on behalf of all others similarly situated, Plaintiffs, vs. T. ROWE PRICE INTERNATIONAL FUNDS, INC., et al., Defendants.	)	Case No.: 05-CV-302 DRH

DEFENDANTS' MEMORANDUM IN OPPOSITION TO PLAINTIFF'S RULE 59(e) MOTION TO ALTER OR AMEND JUDGMENT (THE JUNE 10, 2005 ORDER)

Defendants T. Rowe Price International Funds, Inc. and T. Rowe Price International, Inc. ("the T. Rowe Price Defendants") and AIM International Funds, Inc. and A I M Advisors, Inc. ("the AIM Defendants") submit this Memorandum in Opposition to Plaintiff's Motion to Alter or Amend the Judgment in this action, 05-CV-302. In seeking to alter or amend this Court's judgment in 05-CV-302, Plaintiff is, in reality, seeking to collaterally attack this Court's judgment in 03-CV-673, because the judgment in 03-CV-673 formed the basis for the judgment in 05-CV-302. Plaintiff's effort is misguided, and his Rule 59(e) Motion should be denied.

Subject Matter Jurisdiction:

At the root of Plaintiff's latest effort to defeat SLUSA preemption (ordered by the Seventh Circuit in Kircher II) is the mistaken idea that this Court lacked subject-matter jurisdiction to dismiss 03-CV-673. See Plaintiff's Rule 59(e) Motion, ¶ 5. This is erroneous. The Court of Appeals in Kircher I, 373 F.3d 847, 849 (2004), expressly stated:

> Twice in the past few months the Supreme Court has observed that a court lacks "subject-matter jurisdiction" only when Congress has not authorized the federal judiciary to resolve the sort of issue presented by the case (or the Constitution forbids adjudication). (emphasis

supplied)

Neither condition obtains here: Congress has not "forbade" the federal judiciary from deciding "the sort of issue" presented here, i.e., SLUSA preemption or "blockage" and the Constitution certainly does not forbid adjudication by this Court of SLUSA preemption.

Indeed, far from forbidding the federal judiciary from deciding SLUSA preemption, Congress, as held by the Seventh Circuit, has required it to determine the issue. Thus, the Seventh Circuit stated, in Kircher I (373 F.3d at 850):

> SLUSA means, however, that one specific substantive decision in securities litigation [i.e. "blockage" or preemption] must be made by the federal rather than the state judiciary. (emphasis supplied)

Order of June 10, 2005:

This Court's Order of June 10, 2005, closing this action, was based on the premise that this Court "has already dismissed this case ... in accord with the Seventh Circuit's mandate in Kircher v. Putnam Funds Trust, 403 F.3d 478, 484 (7th Cir. 2005)." Obviously, implicit in the Order of June 10, 2005 was this Court's understanding that it had subject-matter jurisdiction when it dismissed 03-CV-673 on preemption grounds, or else it would have dismissed 03-CV-673 for lack of subject matter jurisdiction.

Other Reasons for Denying the Motion:

Defendants set out, at length, additional reasons for denying the Rule 59(e) Motion as to the May 27, 2005 Order in 03-CV-673. Those reasons are equally applicable to the Rule 59(e) Motion as to the June 10, 2005 Order in 05-CV-302. In the interest of brevity, they are not repeated here, but are incorporated by reference. See Document 92, filed 06/23/2005, in Case 3:03-CV-00673-DRH.

Conclusion

Plaintiff's Rule 59(e) Motion to Alter or Amend the Judgment of June 10, 2005 should be denied.

Dated: June 30, 2005

Respectfully submitted,

Daniel A. Pollack
Martin I. Kaminsky
Edward T. McDermott
Anthony Zaccaria
POLLACK & KAMINSKY
114 West 47TH Street, Suite 1900
New York, New York 10036
(212) 575-4700
(212) 575-6560 (Facsimile)

- and -

ARMSTRONG TEASDALE LLP

By: s/ Lisa M. Wood
Frank N. Gundlach
Glenn E. Davis
Lisa M. Wood
One Metropolitan Square, Suite 2600
St. Louis, Missouri 63102-2740
(314) 621-5070
(314) 621-5065 (Facsimile)

ATTORNEYS FOR DEFENDANTS
T. ROWE PRICE INTERNATIONAL
FUNDS, INC., T. ROWE PRICE
INTERNATIONAL, INC., AIM
INTERNATIONAL FUNDS, INC. AND
A I M ADVISORS, INC.

CERTIFICATE OF SERVICE

The undersigned hereby certifies that on this 30th day of June, 2005, a true and correct copy of the foregoing document was electronically filed with the Clerk of Court using the CM/ECF system which will send notification of such filing to the attorneys listed below:

George A. Zelcs, Esq.
KOREIN TILLERY
Three First National Plaza
70 West Madison, Suite 660
Chicago, Illinois 60602

Stephen M. Tillery, Esq.
KOREIN TILLERY
10 Executive Woods Ct.
Swansea, Illinois 62226

Robert L. King, Esq.
SWEDLOW & KING LLC
701 Market Street, Suite 350
St. Louis, MO 63101-1830

ATTORNEYS FOR PLAINTIFFS

The undersigned hereby certifies that on this 30th day of June, 2005, a true and correct copy of the foregoing document was served by first-class mail, postage prepaid, upon the following non-registered participants:

Klint Bruno
LAW OFFICES OF KLINT BRUNO
1131 Lake Street
Oak Park, IL 60301

ATTORNEYS FOR PLAINTIFFS

s/ Lisa M. Wood